UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-52611
CUSIP Number: Not applicable

(Check one):⁭Form 10-K ☐ ⁭Form 20-F ⁭☐ Form 11-K ☐ Form 10-Q ☒ ⁭Form 10-D ☐ Form N-SAR ☐ ⁭Form N-CSR

For Period Ended: September 30, 2017

☐⁯ Transition Report on Form 10-K
☐⁯ Transition Report on Form 20-F
☐⁯ Transition Report on Form 11-K
☐⁯ Transition Report on Form 10-Q
☐⁯ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

IMH Financial Corporation
Full Name of Registrant
N/A
Former Name if Applicable
7001 N. Scottsdale Rd #2050
Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85253
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
IMH Financial Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “Form 10-Q”) within the prescribed time period because the Company requires additional time to finalize the accounting for, and valuation of, certain entities for which control was transferred to the Company on September 29, 2017 in connection with the termination of a court-appointed receivership. This transfer of control required the Company to (1) consolidate numerous entities which were previously accounted for under the equity method, (2) value the related assets and liabilities at their relative fair value at the date of transfer, and (3) provide additional time for review procedures to be completed by our independent auditors. Significant management time and resources were spent in connection the extensive and complex valuation process arising from this the transfer of control. As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-Q on or prior to the prescribed due date. The Company expects to file its Form 10-Q within five (5) calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Samuel Montes	480-840-8400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐⁯

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
While we do anticipate a change in results from the corresponding period for the last fiscal year that may be significant, we are unable to quantify the effect at this date due to ongoing valuation review and conclusions.

IMH Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2017

By:	IMH Financial Corporation
/s/ Samuel Montes
Samuel Montes
Chief Financial Officer